UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 1999

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____
Commission file number 333-27429

THE AERC 401(K) SAVINGS PLAN AND TRUST

(Exact name of Plan)

001

Plan Number

ASSOCIATED ESTATES REALTY CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	34-1747603
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5025 Swetland Court, Cleveland, Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

(216) 261-5000
(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year,
if changed since last report)

THE AERC 401(K) SAVINGS PLAN AND TRUST

December 31, 1999

TABLE OF CONTENTS
Page
Independent Auditors' Report	3

Financial Statements:
Statements of Assets Available for Plan Benefits	4

Statement of Changes in Net Assets Available for
Plan Benefits	5

Notes to the Financial Statements	6-11

SUPPLEMENTAL INFORMATION:	12

Schedule of Assets Held for Investment	13

Signatures	14

Independent Auditors' Report

To the Trustees

The AERC 401(K) Savings Plan and Trust

We have audited the financial statements of the AERC 401(K) Savings Plan and Trust (the "Plan") as of December 31, 1999 and 1998 and for the year ended December 31, 1999 and the supplemental schedule as of December 31, 1999, as listed in the accompanying contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AERC 401(K) Savings Plan and Trust as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 1999, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reznick, Fedder & Silverman

Bethesda, Maryland

June 2, 2000

The AERC 401(K) Savings Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 1999 and December 31, 1998

	1999	1998
ASSETS
Investments, at fair value
Stable Value fund	$1,095,444	$ 561,781
Income fund	460,830	286,528
Balanced portfolio	333,062	120,734
Stock Index fund	2,104,215	1,052,988
Growth and Income fund	1,292,091	856,578
Associated Estates Realty
Corporation (AERC) Stock fund	151,994	78,204
Participant Notes Receivable	212,406	162,355

Total investments	5,650,042	3,119,168

Total assets	5,650,042	3,119,168

Net assets available for plan benefits	$5,650,042	$3,119,168

The accompanying notes are an integral part of this statement.

The AERC 401(K) Savings Plan and Trust

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 1999

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of
investments		$ 263,373
Realized gain		45,380
Interest and dividends		249,477
Contributions
Employer	$ 193,782
Participants	1,329,801	1,523,583
Transfers into the Plan		2,086,415

Total additions		4,168,228

Deductions from net assets attributed to:
Benefits paid to participants		1,636,000
Expenses paid		1,354

Total deductions		1,637,354

NET INCREASE		2,530,874

Net assets available for plan benefits

Beginning of year		3,119,168

End of year		$5,650,042

The accompanying notes are an integral part of this statement.

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the AERC 401(K) Savings Plan and Trust have been prepared in conformity with generally accepted accounting principles as applied to profit-sharing trusts and in accordance with the terms of the Trust Agreement. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end.

2. Federal Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") which classified the Plan as a qualified employee benefit plan, exempt from income taxes, under the Employee Retirement Income Security Act of 1994 (ERISA).

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - DESCRIPTION OF PLAN

The following description of the AERC 401(K) Savings Plan and Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a plan of a controlled group of corporations which became effective April 1, 1990 by execution of the counterparts to the National City Bank Master Savings Plan and

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 1999

NOTE B - DESCRIPTION OF THE PLAN (Continued)

Trust Adoption Agreement. On July 1, 1997, an adoption agreement was executed whereby Scudder, Stevens & Clark ("Scudder") replaced National City Bank as Trustee of the Plan. Additionally, effective January 1, 1999, an adoption agreement was executed which increased both the maximum contribution a participant may elect and the percentage of the participant's contribution which will be matched by the employer.

Employees are eligible after one year of service, provided that they have reached an age of 21 and work more than 1,000 hours per year. Participants are immediately vested in their investment account which includes participant contributions to the Plan, employer matching contributions and account earnings. Pursuant to the adoption agreement effective January 1, 1999, participants may elect to contribute up to 15 percent of their gross wages and have the option of investing their accounts between six different investment funds. The Plan provides for an employer matching contribution equal to 25 percent of the participant's contribution up to a maximum participant contribution of six percent of their gross wages.

On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, monthly payments over a period equal to the shorter of 120 months or the life expectancy of the participant and/or his or her beneficiary, installment payments of a fixed amount to be made until the balance of the participants's account is exhausted, distribution in kind (securities issued by Associated Estates Realty Corporation only), or any reasonable combination of the foregoing or any reasonable time or manner of distribution within the above stated limitations.

NOTE C - INVESTMENTS

The Plan's investments are held by Scudder. The following table presents the fair value of the investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 1999

Market Value of Investments

	December 31	December 31
	1999	1998
	Fair Value	Fair Value

Investment at fair value as
determined by Scudder
Stable Value fund	$1,095,444	$ 561,781
Income fund	460,830	286,528
Balanced portfolio	333,062	120,734
Stock Index fund	2,104,215	1,052,988
Growth and Income fund	1,292,091	856,578
Associated Estates Realty
Corporation Stock fund	151,994	78,204
	$5,437,636	$2,956,813

During the year ended December 31, 1999, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $263,373.

THE ASSOCIATED ESTATES REALTY CORPORATION 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 1999

NOTE D - ACTIVITY BY FUND

The following table presents the changes in investments for the year ended December 31, 1999 by investment fund based on options available to participants.

	Stable			Stock	Growth &	AERC	Participant
	Value	Income	Balanced	Index	Income	Stock	Notes
	Fund	Fund	Portfolio	Fund	Fund	Fund	Receivable	Other	Total

Net assets available for
plan benefits as of
January 1, 1999	$561,781	$286,528	$120,734	$1,052,988	$856,578	$78,204	$162,355	$ -	$3,119,168

Investment income
Net appreciation
(depreciation) in fair
value of investments	-	(27,443)	17,257	307,579	14,942	(48,962)	-	-	263,373

Realized gain (loss)	-	(4,091)	4,063	38,926	12,790	(6,308)	-	-	45,380

Interest and dividends	75,967	27,299	25,354	-	56,161	12,768	17,202	34,726	249,477

Contributions
Employer	16,250	19,239	20,447	72,034	50,667	15,145	-	-	193,782
Benefits paid to
participants	102,471	141,730	124,912	510,375	368,437	81,876	-	-	1,329,801
Benefits paid to
participants and fund
transfers	339,500	17,672	20,420	122,513	(67,143)	19,282	32,849	(34,678)	450,415

Expenses paid	(525)	(104)	(125)	(200)	(341)	(11)	-	(48)	(1,354)

Net assets available for
plan benefits as of
December 31, 1999	$1,095,444	$460,830	$333,062	$2,104,215	$1,292,091	$151,994	$212,406	$ -	$5,650,042

THE AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 1999

NOTE E - PARTICIPANT NOTES RECEIVABLE

During 1999, the Plan made loans to various employees from their respective interests in the Plan. These loans and loans made in prior years bear interest at rates varying from 8.5% to 9.5%, and are being amortized over the terms of the loans with bi-weekly payments of principal and interest. The notes have maturity dates equal to or less than five years (ten years if the loan funds are utilized to purchase a primary residence) from the date of the notes, face value equal or greater than $1,000, and do not exceed 50 percent of the present value of the borrowers' interest in the Plan.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the companies participating in the Plan have the right to discontinue their matching contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE G - TRANSFERS INTO THE PLAN

Effective January 1, 1999, the MIG Realty Advisors, Inc. 401(K) and Profit Sharing Plan merged with the Plan. Accordingly, on January 4, 1999, $2,016,306 in cash and $70,109 representing the fourteen outstanding participant loan balances as of January 4, 1999 were transferred into the Plan from the MIG Realty Advisors, Inc. 401(K) and Profit Sharing Plan.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the IRS Form 5500:

THE AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 1999

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - (Continued)

December 31,
1999

Net assets available for Plan benefits
per the financial statements	$ 5,650,042
Amounts allocated to withdrawing
participants at December 31, 1999	(1,475)

Net assets available for Plan benefits
per the IRS Form 5500	$ 5,648,567

The following is a reconciliation of benefits paid to participants per the financial statements to the IRS Form 5500:

Year ended
December 31,
1999

Benefits paid to participants per the
financial statements	$1,636,000
Add: Amounts allocated to withdrawing
participants at December 31, 1999	1,475
Less: Amounts allocated to withdrawing
participants at December 31, 1998	(64,643)

Benefits paid to participants per the
IRS Form 5500	$1,572,832

Amounts allocated to withdrawing participants are recorded on the IRS Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

SUPPLEMENTAL INFORMATION

THE ASSOCIATED ESTATES REALTY CORPORATION 401(K) SAVINGS PLAN AND TRUST

SCHEDULE H - ITEM 41 - SCHEDULE OF ASSETS HELD FOR INVESTMENT

DECEMBER 31, 1999

Identity of			Interest		Fair
Party Involved	Description	Maturity	Rate	Cost	Value

Scudder	Stable Value Fund	N/A	N/A	$ 1,095,444	$ 1,095,444

Scudder	Income Fund	N/A	N/A	488,272	460,830

Scudder	Pathway Balanced Portfolio	N/A	N/A	315,805	333,062

Scudder	Growth and Income Fund	N/A	N/A	1,277,149	1,292,091

Scudder	Stock Index Fund	N/A	N/A	1,796,636	2,104,215

AERC	Stock Fund	N/A	N/A	200,957	151,944

Participant loans	Participant loans	Various	8.5%-9.5%	0	212,406

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE AERC 401(K) SAVINGS

PLAN AND TRUST

Signature	Title	Date

William T. Hughes	Trustee	June 26, 2000

Lita Weiss	Trustee	June 26, 2000

Nan Zieleniec	Trustee	June 26, 2000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE AERC 401(K) SAVINGS

PLAN AND TRUST

Signature	Title	Date

/s/ William T. Hughes
William T. Hughes	Trustee	June 26, 2000

/s/ Lita Weiss
Lita Weiss	Trustee	June 26, 2000

/s/ Nan Zieleniec
Nan Zieleniec	Trustee	June 26, 2000